Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Private Placement of New Shares

Singapore, August 14, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced a private placement of 18,750,000 ordinary shares to institutional investors in Israel for gross proceeds of NIS 900 million (approximately $266 million), at a price of NIS 48 per share, representing a discount of approximately 4% and approximately 8.8% to the closing prices of OPC’s shares on August 12 and 13, 2025, respectively.

OPC further announced that the shares to be issued in the private placement represent approximately 6.8% of OPC’s issued and outstanding shares prior to the allocation. The allocation of shares pursuant to the private placement is subject to the approval of the Tel Aviv Stock Exchange. Following completion of the private placement, Kenon is expected to hold approximately 49.8% of OPC’s shares.

OPC indicated that it intends that the proceeds of the offering will be used for the continued growth and development of OPC’s businesses and/or for OPC’s needs, as determined by OPC’s board of directors from time to time.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to OPC’s private placement of new shares including the results of the private placement, the intended use of proceeds and other non-historical matters. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks that the private placement is not approved by the Tel Aviv Stock Exchange, the private placement is not carried out as contemplated or at all, the ultimate use of the proceeds of the private placement, dilution to Kenon’s ownership stake in OPC as a result of the private placement and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.